

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Corrado DeGasperis
Chief Executive Officer
Comstock Inc.
117 American Flat Road
Virginia City, NV 89440

>   **Re: Comstock Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 8, 2022**
>   **File No. 333-266069**

Dear Mr. DeGasperis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Clyde Tinnen, Esq.